
07003890


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
186
SECTION

BD 3/13

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DesPain Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 West Main
(No. and Street)

Collinsville (City) Illinois (State) 62234-3019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald H. DesPain 618-344-1809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferris, Jr. James F. (James F. Ferris, Jr CPA)
(Name – *if individual, state last, first, middle name*)

105 B King Arthur Ct. (Address) Collinsville (City) Illinois (State) 62234 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald H. DesPain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DesPain Financial Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A


OFFICIAL SEAL
JAMES F FERRIS JR
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/21/07

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss). and Retained Earnings.
- [x] (d) Statement of XXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESPAIN FINANCIAL CORPORATION

INDEX TO FINANCIAL STATEMENTS

James F. Ferris, Jr.
Certified Public Accountant
105 B King Arthur Court
Collinsville, IL 62234
Telephone (618) 345-8743
Fax (618) 346-8666

INDEPENDENT AUDITOR'S REPORT

Director and Stockholder
DesPain Financial Corporation
Collinsville, Illinois 62234

I have audited the accompanying statement of financial condition of DesPain Financial Corporation (an Illinois Corporation), as of December 31, 2006, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DesPain Financial Corporation as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information section is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CPA

Collinsville, Illinois
February 20, 2007

DESPAIN FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash - checking account	$	21,741
Cash - money market		17,809
Commissions receivable		11,253
Prepaid income taxes		0
Single premium life insurance net of surrender charge		12,748
NASD - warrants		0
NASDAQ - stock		56,550
TOTAL ASSETS	$	120,101

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	12,280
Income taxes payable		973
TOTAL LIABILITES		13,253

STOCKHOLDER'S EQUITY

Common stock, par value $1.00, authorized 1,000 shares, issued and outstanding 100 shares		100
Additional paid-in capital		11,327
Retained earnings		95,421
TOTAL STOCKHOLDER'S EQUITY		106,848
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	120,101

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2006

REVENUES		
Commissions	$	609,078
Dividend income		1,443
Interest income		490
Other income		2,219
Gain (Loss) on Sale of Investments		0
TOTAL REVENUES		613,230
EXPENSES		
Commissions - reallowed		136,434
Advertising		238
Professional fees		2,200
Referral fees		416,000
Regulatory fees		7,474
Insurance - fidelity bond		655
Occupancy		24,000
Office expense		343
TOTAL EXPENSES		587,344
INCOME BEFORE INCOME TAXES		25,886
INCOME TAX		5,125
NET INCOME		20,761
RETAINED EARNINGS BEGINNING		73,852
Prior Period Adjustment for NASD Daily Account		808
RETAINED EARNINGS ENDING	$	95,421

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance - December 31, 2005	$ 100	$ 11,327	$ 73,852	$ 85,279
Net Income	-	-	20,761	20,761
Prior Period Adjustment	-	-	808	808
Balance - December 31, 2006	$ 100	$ 11,327	$ 95,421	$ 106,848

The accompanying notes are an integral part of these financial statements

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2006

NONE FOR THIS YEAR END

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash flows from operating activies:		
Net Income	$	20,761
Adjustments to reconcile net income to net cash provided (used) in operating activities:		
Increase in NASD daily account through prior period adjustment		808
Increase in cash surrender value of single premium life policy		(490)
(Increase) decrease in operating assets:		
Decrease in commissions receivable		8,945
(Decrease) in prepaid income taxes		0
Increase (decrease) in operating liabilities:		
Increase in accounts payable		5,303
Decrease in income taxes payable		(4,299)
Securities expired with no sales price		0
Net Cash Provided (Used) by Operating Activities		31,028
Cash flows from financing activities		
Warrants purchased		(24,000)
Dividend on common stock		0
Cash Used in Financing Activities		(24,000)
Decrease in cash		7,028
Cash Balance beginning		32,522
Cash Balance ending	$	39,550
Supplemental Cash Flow Disclosures		
Income tax paid	$	4,152

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
DesPain Financial Corporation (the Company) was organized, on October 29, 1986, the date the Certificate of Incorporation was issued by the Secretary of the State of Illinois. The Company commenced operations as a Broker/Dealer for financial transactions in December 1986 upon notification of approval from regulatory authorities.

Organization Cost
Costs to incorporate were not capitalized for financial statement purposes.

Revenue Recognition
Commissions of financial transactions are recorded in the month earned. The Company's principle sources of revenue are from the sales of variable annuity insurance contracts, equity commissions and mutual funds.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 2. LIABILITIES

The Company pays all expenses within the accounting period they arise. Expense of security trades is netted from the commission receivables. Re-allowed commissions payable are recorded in the year the liability occurs.

NOTE 3. RELATED PARTY AGREEMENTS

Effective November, 1996, the Company entered into an agreement with DesPain Investment Solutions, Ltd., wholly owned by the Company's chief operating officer/shareholder, to provide to the Company office space and equipment. In addition, the Company has agreed to pay referral fees to the investment company. For the year ended December 31, 2006, the payments amounted to $416,000.

DESPAIN FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 4. INCOME TAX

Allocation of federal and state income taxes is as follows:

Current tax provision:

Federal	$3,345
State	1,780
Total Current	$5,125
Income tax overpayment	$-0-

NOTE 5. ADDITIONAL PAID IN CAPITAL

The Company's president purchased a single premium life insurance policy for $5,000. The Company, as owner, recorded the asset and increased additional paid in capital by the premium amount net of the surrender charge. The surrender charge was fully amortized at the end of 1996.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had adjusted net capital of $49,942, which was $44,833 in excess of its required minimum dollar net capital of $5,000. The Company's net capital ratio was 0.27 to 1.

NOTE 7. ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 8. DIVIDEND PAID

Management did not declare a common stock dividend during December 31, 2006 year-end.

NOTE 9. PRIOR PERIOD ADJUSTMENT

In prior years the NASD daily account was expensed when replenished, it is now accounted for using the actual cash balance. This adjustment is $808 for 2006 and a balance of $18 at December 31, 2006.

SUPPLEMENTARY INFORMATION

DESPAIN FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2006

CAPITAL:		
Capital stock and paid in capital	$	11,427
Retained earnings		95,421
Total stockholder's equity qualified for net capital		106,848
Deductions from capital:		
Non-allowable assets:		
Securities not considered readily marketable		56,550
Total		56,550
Haircuts on securities:		
Money market		356
Total		356
Total deductions		56,906
ADJUSTED NET CAPITAL	$	49,942
AGGREGATE INDEBTEDNESS	$	13,253
BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital	$	5,000
Adjusted net capital		49,942
EXCESS NET CAPITAL AT 1,500%	$	44,942
EXCESS NET CAPITAL AT 1,000%	$	42,442
RATIO: AGGREGATE INDEBTEDNESS TO ADJUSTED NET CAPITAL		0.27 to 1

DESPAIN FINANCIAL CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 AND THE MOST RECENTLY FILED FOCUS REPORT
For the Year Ended December 31, 2006

Net capital, as reported in DesPain Financial Corporation's Part II (unaudited) FOCUS report	$	50,915
Audit adjustment for income taxes		(5,998)
Audit adjustment for basis to NASDAQ stock		5,025
Audit adjustment for federal tax refund not income		0
Rounding		0
Net capital per preceding page	$	49,942

DESPAIN FINANCIAL CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2006

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, Inc.; Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, member New York Stock Exchange, on a fully disclosed basis.

James F. Ferris, Jr.
Certified Public Accountant
105 B King Arthur Court
Collinsville, IL 62234
Telephone (618) 345-8743
Fax (618) 346-8666

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Director and Stockholder
DesPain Financial Corporation
Collinsville, Illinois 62234

In planning and performing my audit of the financial statements and supplemental schedules of DesPain Financial Corporation (the Company), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:**

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk

that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the accounting system that I consider to be a material weakness as defined above. The Company's chief financial officer is responsible for all internal financial accounting and external reporting. Thus there is not an adequate segregation of custodial, accounting and operational responsibilities. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of DesPain Financial Corporation, for the year ended December 31, 2006, and this report does not affect my report thereon dated February 20, 2007.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on my study, I believe that The Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Collinsville, Illinois
February 20, 2007

END